SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

November 17, 2023

Via Edgar

Brian Fetterolf/Dietrich King

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCar Technology Group Inc.
Registration Statement on Form F-1
Filed July 17, 2023 File No. 333-273286

Dear Mr. Fetterolf and Mr. King:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 24, 2023 with respect to the Registration Statement on Form F-1 (File No. 333-273286) filed with the SEC on July 17, 2023 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response in bold. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 1 to the Registration Statement on Form F-1 (the “F-1/A No.1”) filed with the SEC concurrently with the submission of this letter.

Registration Statement on Form F-1 filed July 17, 2023
Cover Page

1.	Please revise your cover page and Plan of Distribution to identify each of GEM Investor and GYBL as underwriters. In this regard, we note your disclosure on page 93 that “GEM Investor may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.” We also note that GYBL received a warrant in connection with execution of the Share Purchase Agreement, dated November 4, 2022, and you disclose on page F-6 that you granted such warrant “as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares.” For guidance, refer to Securities Act Compliance and Disclosure Interpretation 139.13.

Response: In accordance with the Staff’s comment, the Company has revised the Cover Page and the Plan of Distribution section of the F-1/A No.1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Zaichang Ye
Zaichang Ye
Chief Executive Officer, and President (Principal Executive Officer)

cc:	Elizabeth F. Chen, Pryor Cashman LLP